Exhibit 99.1

PRESS RELEASE

Infosys announces agreement to acquire Expert Information
Services Pty Limited, Australia

Bangalore, India – December 18, 2003: Infosys Technologies Limited signed an agreement today to acquire 100% equity of Expert Information Services Pty Limited, Australia (Expert) subject to standard closing conditions. The transaction will be completed in January 2004. Consequent to this acquisition, the acquired company will be renamed ‘Infosys Technologies (Australia) Pty Ltd’.

Expert is one of Australia’s leading IT service providers specializing in the design, build and integration of business solutions and products to leading companies in Australia. Its clients include medium and large enterprises, which span across various industry verticals such as Telecom, Financial services, Retail, and Government sector.

Expert achieved total revenues of A$ 46.7 million (US$ 34.6 million*) for the fiscal year ended June 30, 2003 and a net profit after tax of A$ 7.0 million (US$ 5.2 million).

The transaction value would be approximately A$ 31.0 million (US$ 22.9 million) and would comprise payment in cash on completion of the transaction and earn-out on achieving targeted financial conditions over a three-year period ending March 31, 2007.

“We are excited about this transaction,” said Mr. K. Dinesh, Member of the Board, Infosys Technologies Limited and Chairman-designate of the acquired company. “Australia is a very important market for us and this transaction reaffirms our commitment to this market by significantly enhancing our local presence. Our Global Delivery Model combined with the service capabilities of Expert will enable us to be a premier player in the growing Australian market”.

“The merger with Infosys is a perfect fit with Expert’s business strategy and we are very excited about it,” said Mr. Gary Ebeyan, Chief Executive Officer, Expert. “The new entity will allow us to continue to deliver high-quality, leading edge solutions to our existing and new customers with an extraordinary value proposition based on the Global Delivery Model of Infosys.”

*A$ has been converted at an exchange rate of 1 A$ = US$ 0.74

About Infosys Technologies Ltd.

Infosys, a world leader in consulting and information technology services, partners with Global 2000 companies to provide business consulting, systems integration, application development and product engineering services. Through these services, Infosys enables its clients to fully exploit technology for business transformation. Clients leverage Infosys’ Global Delivery Model to achieve higher quality, rapid time-to-market and cost-effective solutions. Infosys has over 19,000 employees in over 30 offices worldwide. For more information, visit www.infosys.com

Safe Harbor Provision

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international

PRESS RELEASE

operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2003 and Quarterly Reports on Form 6-K for the quarters ended June 30, 2003 and September 30, 2003. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.

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